# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MBX Biosciences, Inc., CIK 0001776111
CUSIP: 55287L101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001673991

## Reporting persons
- P. Kent Hawryluk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,995,759; shared voting power 0; sole dispositive power 1,995,759; shared dispositive power 0; aggregate amount beneficially owned 1,995,759 (4.3% of the class)
  Comment: The percentage of class was calculated based on (i) 44,902,302 shares of Common Stock outstanding as of November 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025, plus (ii) an aggregate of 1,066,085 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2025, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

## Item 1. Issuer
Name of issuer: MBX Biosciences, Inc.
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana 46032

## Item 2. Person Filing
Name of person filing: P. Kent Hawryluk (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o MBX Biosciences, Inc., 11711 N. Meridian Street, Suite 300, Carmel, Indiana 46032.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person may be deemed to be the beneficial owner of 1,995,759 shares of Common Stock, which includes: (i) 481,397 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held directly by the Reporting Person, (ii) 1,066,085 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2025 held directly by the Reporting Person, and (iii) 448,277 shares of Common Stock held by the P. Kent Hawryluk Revocable Trust dated January 25, 2011, of which the Reporting Person serves as trustee.

The percentage of class was calculated based on (i) 44,902,302 shares of Common Stock outstanding as of November 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025, plus (ii) an aggregate of 1,066,085 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2025, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.
Percent of class: 4.3%
Sole power to vote or to direct the vote: 1,995,759
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,995,759
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- P. Kent Hawryluk: /s/ P. Kent Hawryluk, P. Kent Hawryluk (11/14/2025)